UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of December 2007

                        Commission File Number 001-33444

                                   Eurand N.V.
                       ----------------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands
                       ----------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 is a press release by Eurand N.V., issued on December 3, 2007, announcing that Eurand Pharmaceuticals, Inc. has acquired the SourceCF family of companies for $6.6 million in cash.


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                                                                       Exhibit 1
[GRAPHIC OMITTED][GRAPHIC OMITTED]
Contacts:
Mario Crovetto                          Nick Laudico/Elizabeth Scott
Chief Financial Officer                 The Ruth Group
Eurand N.V.                             646-536-7030/7014
+39 02 95428 521                        nlaudico@theruthgroup.com
mario.crovetto@eurand.com               escott@theruthgroup.com

                Eurand Acquires Specialty Cystic Fibrosis Company
    - Provides CF-focused Product Portfolio and U.S. Specialty Sales Force -

Philadelphia, PA - December 3, 2007 - Eurand N.V. (NASDAQ: EURX) announced today that Eurand Pharmaceuticals, Inc. has acquired the SourceCF family of companies ("SourceCF") for $6.6 million in cash. The sellers also have the potential to receive up to an additional $3 million in deferred and milestone payments from Eurand after 24 months.

SourceCF is a specialty pharmaceutical company focused on serving the needs of cystic fibrosis (CF) patients, physicians and care givers. The acquisition provides Eurand with access to the SourceCF product portfolio, including a range of vitamins specifically designed to meet the needs of patients with CF and the eFlow(R) electronic nebulizer. The vitamin line includes: softgels for adults, chewables for children and pediatric drops for infants and toddlers, which Eurand plans to provide to patients as part of a tailored disease management program. The eFlow(R) electronic nebulizer, approved by the FDA in 2004 for the delivery of medications via nebulization for use by adults and children, provides patients with significantly reduced treatment times, addressing a critical need within CF care.

The acquisition of SourceCF also provides Eurand with a U.S. based specialty sales force comprised of 15 highly-experienced sales and sales support professionals dedicated to the CF community. SourceCF supports the care delivered through the 100 plus CF treatment centers located across the U.S. Eurand intends to integrate the SourceCF team into its U.S. commercial organization to support the planned launch of its lead product candidate, Zentase(TM) (EUR-1008).

SourceCF generated revenues of approximately $4 million in 2006. Eurand expects the acquisition to be accretive to net income in 2008.

Michael Walters, President of SourceCF, will join Eurand as Executive Vice President of Eurand Pharmaceuticals, Inc. He will be responsible for the Company's U.S. sales and marketing efforts and for the launch of Zentase. Mr. Walters joins Eurand with more than 15 years of senior management and marketing experience within the U.S, including the launch of Pancrease MT for McNeil Pharmaceuticals, a Johnson & Johnson company, and the launch of TOBI for PathoGenesis.


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Gearoid Faherty, Chief Executive Officer of Eurand, commented, "The acquisition of SourceCF represents a strategic step in expanding our product offering to the U.S. cystic fibrosis community as well as accelerating the build out of our sales and marketing infrastructure. We are particularly pleased to have Mike Walters join Eurand to lead our commercialization efforts for Zentase in the U.S. We expect to leverage his experience and that of his team at SourceCF to support the launch of Zentase."

"I am extremely pleased to be joining Eurand at such an exciting time," said Michael Walters. "I believe that Zentase, developed in response to the FDA guidance on pancreatic enzyme products (PEPs), will become an integral part of how physicians deliver the best possible care as they seek to help health care providers and patients manage the symptoms associated with cystic fibrosis. I look forward to participating in the launch of Zentase and the continuing expansion of Eurand's U.S. presence."

About Eurand

Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate, Zentase, for the treatment of Exocrine Pancreatic Insufficiency and filed a rolling NDA for this product which the company anticipates to complete by the end of 2007. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-making/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to our plans for our NDA filing, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities, the benefits of the acquisition of SourceCF, the timing of and the expectation that the acquisition of SourceCF will be accretive to net income and our plans for SourceCF's product portfolio and personnel. The words "anticipates", "plans", "intends", "expects", "believes", "will" and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA refuses to approve our NDA; the outcome of any discussions with the FDA; unexpected delays in preparation of materials for submission to the FDA as a part of our NDA filing and our ability to successfully integrate the operations and personnel of SourceCF with our U.S. commercial organization. A more detailed list and


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description of the risks and uncertainties that the Company faces can be found under the heading "Risk factors" in the Company's Registration Statement on Form S-1 which is on file with the Securities and Exchange Commission. Given these risks and uncertainties, any or all of the forward-looking statements contained in this press release may prove to be incorrect. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                       ###


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  December 5, 2007                EURAND N.V.



                                       By:  /s/ Manya S. Deehr
                                          --------------------------------------
                                          Manya S. Deehr
                                          Chief Legal Officer & Secretary